Exhibit 99.2

ALMITAS CAPITAL LLC

June 23, 2016

Mr. Michael Szymanski, Chief Executive Officer
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701-1106

Dear Mr. Szymanski,

My name is Ron Mass, Managing Principal and founder of Almitas Capital, and my firm has been a holder of ZAIS Financial Corp. (“ZFC”) since 2013. I have been a prominent investor in the mortgage market for over 25 years, having managed over $100 billion in mortgage related assets in my past role. I am reaching out today because I am concerned that the proposed merger of ZFC with Sutherland Asset Management Corp. (“Sutherland”) is not in the best interest of ZFC’s shareholders. This merger would completely change the investment strategy, significantly increase management fees, change the investment manager, and effectively sell ZFC’s assets at a significant discount to book value, all without seeking shareholder approval for the merger. As one of ZFC’s largest shareholders, I oppose this proposed merger for the reasons described in this letter.   Accordingly, I intend to withhold my vote in order to prevent a quorum at the meeting, and encourage all ZFC shareholders to take similar action.

The decline in price of ZFC shares since the merger announcement clearly supports the conclusion that other shareholders agree with our view. ZFC shares are down 4% since the transaction was announced, and now trade at over a 25% discount to the most recently reported book value, one of the widest discounts in the entire Mortgage REIT market. This is in sharp contrast to the other three Mortgage REIT mergers announced this year, which have on average gained almost 25% since the announcement of those mergers.1 In each one of those three cases the discount to book value narrowed significantly after the announcement; conversely, ZFC has seen its discount widen. Equally troubling, the broader Mortgage REIT market is up 7% since the ZFC merger was announced, in sharp contrast to the 4% decline in the ZFC share price.2

I have a number of concerns with the announced merger, which are outlined below. I ultimately believe that liquidation, rather than a merger, would be in the best interest of shareholders and have detailed my reasoning for this conclusion in the following points. Further detail can also be found in the footnotes to this letter.

1.
The assumption in the S-4 filing and Investor Presentation that the new entity Sutherland will trade at book value is based upon overly optimistic and unrealistic assumptions. Recent block trades and offerings of Sutherland stock, the Bank of America Merrill Lynch fairness opinion in the proxy statement, the prior failed IPO of Sutherland, and feedback from well-respected Wall Street REIT analysts all support our view that the new entity will trade substantially below ZFC’s assumptions and likely below the current ZFC share price.3

2.
ZAIS management has not adequately considered other strategic alternatives which would result in greater value and more certainty for shareholders. With over $12 per share in cash and liquid securities at ZFC and more than $4 in cash value of Mortgage Servicing Rights (“MSR”) at GMFS, a wholly-owned mortgage-originating subsidiary, we calculate $16 of distributable cash is available at present to ZFC shareholders.4

3.
ZAIS Board and management are conflicted in recommending the merger as the management company stands to benefit at shareholder’s expense. ZAIS management stands to earn a large termination fee of $8 million, or 7% of ZFC’s current market value. Should the REIT have its assets liquidated, investors will earn higher proceeds, but ZAIS management would likely earn a lower termination fee. Considering that ZFC shareholders have lost 6% on their investment since inception while the overall Mortgage REIT market has improved over 5% and the stock and bond markets have performed even better, I question the merit of this fee.5

4.
ZFC is effectively being merged into a REIT three times its size with the surviving entity, Sutherland, having a completely different investment strategy and new investment manager. This transaction has been cleverly structured so as not to require ZFC shareholder approval and shareholders are instead being asked to increase the number of shares outstanding. This method requires a much lower threshold to pass, yet is of material importance to current shareholders. Shareholders should have a voice in approving such significant changes or an opportunity to redeem their investment close to book value. If put to a vote, we question whether this transaction would be approved by ZFC’s shareholders.6

5.
The mortgage litigation risk Sutherland is inheriting from GMFS will likely cause Sutherland to trade at a greater discount to book value. ZFC’s difficulty in attracting bids was due in large part to bidders’ concerns about litigation risk facing GMFS. Waterfall Asset Management (“Waterfall”), Sutherland’s parent, sold GMFS to ZFC in late 2014 and is now buying GMFS back, inheriting this $1 billion in potential litigation risk. As the overhang from litigation risk negatively impacted ZFC, there is every reason to expect that it will adversely impact Sutherland.7

6.
The new manager is proposing to significantly increase management fees by adding an incentive fee whereby management will receive 15% of the annual return in excess of 8%. The new entity will have one of the highest management fees among Mortgage Reits with the exception of some of the best known and respected Commercial Mortgage Reits. With Sutherland’s new 3-year management agreement and a 3 times management termination fee in the new advisory agreement, Sutherland is all but assured six years of high management fees. As Mortgage Reits with incentive fees and high expense ratios tend to trade at larger discounts due to lack of institutional sponsorship, the increase in management fees will likely cause Sutherland to trade at a larger discount, further eroding shareholder value.8

7.	ZFC expects shareholders to incur over $6 million in merger related costs, greater than 5% of the ZFC market capitalization. By liquidating assets, ZFC could avoid incurring this large cost.

It is my strong belief that a liquidation strategy rather than a merger will lead to greater shareholder value. I therefore urge you to terminate the merger with Sutherland. I appreciate your urgent attention to this matter, and am available at your convenience if you have any questions.

Sincerely,

/s/ Ron Mass

Ron Mass
Managing Principal
Almitas Capital LLC
4640 Admiralty Way
Marina Del Rey, CA 90292
(310) 573-4343
##

Cc: Thomas E. Capasse, CEO and Chairman, Sutherland REIT, and Principal and Co-Founder, Waterfall Asset Management

Source:
Almitas Capital, LLC

FOOTNOTES

____________________
1 The three other Mortgage Reits acquired in 2016 are Apollo Residential Mortgage (“AMTG”), Javelin Mortgage Investment (“JMI”), and Hatteras Financial (“HTS”). All three increased by double digits since the merger announcement and the average increase was over 24% from announcement date to June 21, 2016.

2 Ishares Mortgage REIT ETF (“REM”), the most liquid Mortgage REIT ETF, is used by many as a proxy for the overall market. The total return from April 6, 2016 through June 21, 2016 of REM is 7.1%.

3 ZFC’s primary rationale in favor of the merger seems to be their financial advisor Houlihan Lokey’s (“HL”) assumption that the newly merged entity will trade close to book value. Based on HL’s peer group analysis, they conclude that the new entity will trade at 85% - 95% of book value based on peers such as Starwood Property Trust and Colony Capital. The peer group chosen by HL is not realistic as many of these Reits are much better known, have longer established track records, and are much larger in size than Sutherland. There are many Mortgage Reits of similar size and class to Sutherland which trade at discounts to book of 20% or more, including well respected names like Angelo Gordon’s AG Mortgage Investment Trust and American Capital Mortgage Investment Corporation. In fact, the financial advisor to Sutherland, Bank of America Merrill Lynch suggested an appropriate valuation of Sutherland in the range of 78 – 83% of book value, representing a 17% - 22% discount. This analysis was in the same S-4 proxy as the HL analysis. Similarly, recent trades over the past six months of 144A shares of Sutherland have occurred at discounts to book of around 25%. On March 29, a block of 700,000 shares of Sutherland traded in the 144A market at a 25% discount to the most recently available book value. Large quantities of Sutherland shares are currently offered at a discount of 23% to book value. Additionally, well-respected REIT analysts I have spoken to cite concerns about pent up selling pressure from converting ZFC and existing Sutherland shareholders. Sutherland tried to go public in 2015 in an Initial Public Offering (“IPO”) led by JPM Morgan which was poorly received by the market. As Sutherland would have had to complete the IPO at a significant discount to book value, they decided to pull the transaction.

Based on the above, we expect the merged Sutherland entity to trade in the range of 20 – 25% discount to book. This would result in a value to current ZFC shareholders at or below the most recent share price. Had HL used the valuation cited by Bank of America Merrill Lynch, the actual discount based on recent trades of Sutherland shares, or the valuations suggested by well-respected REIT analysts, we believe that HL and ZFC’s board would have concluded that liquidation was a better alternative than the merger. The value to shareholders is less than $13 if a shareholder does not tender their shares pre-merger and $14 if the shareholder does tender the maximum number of shares based on a discount to book value of 25%.

4 The wide range of liquidation values presented in the S-4 and Investor Presentation dated June 21, 2016 are based on old and misleading information. As the majority of ZFC’s assets have already been sold, the liquidation outcome is much more certain and at the higher end of the range. The Re-performing Loan portfolio sale to Citigroup has since been completed, resulting in proceeds of $362 million, or $94.8 million after paying off associated liabilities. This represents $10.70 per ZFC share. The ZFC portfolio of Non-Agency Mortgage Securities is very liquid and could be sold in a single day through a bid list.  With a stated value of $87 million as of March 31, 2016, these securities could be sold for $28 million net of the associated financing of $59 million. This represents more than $3 per share. Net of all liabilities, there is distributable cash after the sale of non-agency mortgage securities of over $12 per share.

As of March 31st, ZFC values the MSRs at GMFS at $45 million, or over $5 per share. As these MSRs are on post crisis, high quality government agency loans from Fannie Mae, Freddie Mac, and Ginnie Mae, these MSRs are highly marketable and could be sold or financed. The MSRs are sub-serviced by a large, well-known, and respected servicer which makes a sale or a financing that much easier. With liquidity for MSR trading and financing improving over the past couple years, industry professionals we have spoken with indicate that the MSRs could be financed with an advance rate of 60%, freeing up $27 million, or over $3 per share to ZFC shareholders. In fact, in the recent Investor Presentation dated June 21, 2016, the company’s projections assume that the MSRs will be financed and the cash will be freed up outside of GMFS for new investment opportunities.

Alternatively, the MSRs could be sold at their current book value of $5 per share. Given the minimum net worth requirements at GMFS of only $6 million to transact with the Government Agencies - Fannie Mae, Freddie Mac, and Ginnie Mae - GMFS has ample excess liquidity which could be distributed to shareholders once a sale or financing of MSRs is completed. Furthermore, GMFS is a highly profitable mortgage originator, generating average after-tax core income of over $1.8 million per quarter, or $7.5 million annually. This equates to about $0.85 per annum in after-tax income. Given the ability to distribute $12 from cash and liquid assets at ZFC, an additional $3 or more from the same or financing of MSRs, and almost $1 per annum in after-tax income at GMFS, a liquidation of ZFC and distribution of cash would result in significantly greater value to ZFC shareholders than a merger. In order to reduce costs, ZAIS could de-list and / or terminate the REIT, and then distribute the GMFS as a public or private entity. GMFS could then continue to operate profitably and be sold or wound down after litigation is settled.

5 ZAIS management is receiving a termination fee approximately equal to three times the average annual advisory fee earned during the prior 24-month period prior to such termination. This termination fee is based on the equity of ZFC including items such as goodwill and intangibles even though ZFC is trading at a substantial discount to this book value of equity and is selling itself to Sutherland at an adjusted book value which eliminates these items. If ZAIS was instead to distribute cash to investors and sell GMFS after the pending litigation is resolved, this would result in the termination fee to management being significantly lower even though value to ZFC shareholders would be significantly higher. This creates a clear conflict where a scenario which maximizes value to shareholders would result in management receiving lower fees. Investment returns are based on total returns since the ZAIS IPO and the Ishares Mortgage REIT ETF is used as a proxy for the total return of Mortgage Reits.

6 Based on ZFC’s bylaws and Maryland Corporate Law, a merger would require at least a majority approval by ZFC’s outstanding shareholders.

7 The primary difficulty in selling ZFC to prospective buyers stems from pending litigation against ZFC’s taxable REIT subsidiary GMFS, a mortgage origination company. While the portfolio holdings of ZFC were fairly liquid and are now even more so after the sale of the re-performing loan portfolio, prospective buyers were hesitant to purchase ZFC while litigation is pending against GMFS. The ability to sell GMFS and the proceeds realizable should greatly improve once this litigation is resolved. GMFS is being sued by a party who purchased $1 billion of loans from GMFS between 1999 and 2006. ZFC has over $19 million available to settle this claim from holdbacks and reserves, a sum that should be more than adequate based on conversations with industry professionals. In the 2015 10-K, ZFC said that it intends to seek reimbursement of any litigation settlement from the prior owners, Waterfall and GMFS management, from whom ZFC purchased GMFS in October 2014 at a significant premium to tangible book. ZFC is currently holding back over $15 million in funds consisting of over $11 million in contingent consideration and over $4 million in escrow payments pending litigation settlement. ZFC is now selling GMFS back to Waterfall at a discount to tangible book via its subsidiary Sutherland. The holdback of $15 million plus other possible reimbursements from Waterfall provide a significant benefit to GMFS and ZFC. However, once the merger is completed and GMFS is sold back to a Waterfall controlled entity, the value of GMFS is likely significantly diminished as Sutherland is unlikely to sue its own parent and manager, Waterfall, to recoup any litigation losses. This loss of recourse back to Waterfall will likely be to the detriment of Sutherland shareholders and to the benefit of Waterfall.

8 The new Sutherland management agreement is for an initial term of 3-years after which the agreement renews annually for one year terms. The agreement can be terminated after the initial three year period for a fee equal to three times the base and incentive fees earned over the prior 24 months. This effectively locks in a minimum of 6-years of base and incentive fees for Sutherland. Sutherland also will receive its stock based incentive fee at the then current stock price which provides an incentive to have the stock trade at as wide of a discount as possible. Prior to this new agreement, Sutherland received its stock based incentive at book value which provided management with an incentive to have the stock trade closer to book value. Sutherland has agreed to lower the base management fee to 1% on equity over $500 million. However at the current discount to book, it is unlikely that new funds will be raised at the lower fee structure unless Sutherland raises dilutive equity.